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MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

        THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF BIOVAIL CORPORATION (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF HOLDERS OF THE COMPANY'S COMMON SHARES (THE "SHAREHOLDERS") TO BE HELD AT 10:00 A.M. (TORONTO TIME), AT THE TORONTO STOCK EXCHANGE THEATRE, EXCHANGE TOWER, 130 KING STREET WEST, TORONTO, ONTARIO, CANADA, ON FRIDAY, JUNE 20, 2003, AND AT ANY AND ALL ADJOURNMENTS THEREOF (THE "MEETING"). It is expected that the solicitation will be primarily by mail, possibly supplemented by telephone or other personal contact by regular employees of the Company. None of these individuals will receive extra compensation for such efforts. The Company may also pay brokers, investment dealers or nominees holding common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals. The cost of the solicitation will be borne by the Company.

        No person is authorized to give any information or to make any representations other than those contained in this Management Information Circular and, if given or made, such information must not be relied upon as having been authorized.

        Except as otherwise indicated, information contained herein is given as at April 30, 2003 and except as otherwise indicated, all dollar amounts are expressed in U.S. dollars.

Appointment of Proxy

        A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF, OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED IN THE FORM OF PROXY AND BY DELETING THE NAMES THEREIN.

        All common shares of the Company (hereinafter referred to as "common shares" or "shares") represented by properly executed proxies in favour of management's representatives, will be voted or withheld from voting, or voted for or voted against any matter, in accordance with the instructions of the Shareholder on any ballot that may be called for at the Meeting. If a choice is specified in respect of any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, THE SHARES WILL BE VOTED FOR SUCH MATTER, ALL AS MORE PARTICULARLY DESCRIBED IN THIS MANAGEMENT INFORMATION CIRCULAR.

        THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ALL AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

        The enclosed form of proxy must be dated and signed in writing or by electronic signature by the Shareholder or his/her attorney who is authorized by a document that is signed in writing or by electronic signature, or if the Shareholder is a company, by an officer or attorney thereof duly authorized. If the form of proxy is executed by an attorney, the authority of the attorney to act must accompany the form of proxy. The form of proxy must be received by the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 (facsimile (416) 368-2502) on or before the close of business on the business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Revocation of Proxies

        Pursuant to Section 110(4) of the Business Corporations Act, (Ontario) (the "OBCA"), any Shareholder giving a proxy may revoke a proxy (a) by depositing an instrument in writing executed by the Shareholder or by his/her attorney who is authorized, by a document that is signed in writing or by electronic signature, or if the Shareholder is a company, by an officer or attorney thereof duly authorized; (b) by transmitting, by facsimile or electronic means a revocation that is signed by electronic signature; and in the case of (a) or (b) such revocation is deposited with the Company, at 7150 Mississauga Road, Mississauga, Ontario L5N 8M5, or with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 (facsimile (416) 368-2502) on or before the close of business of the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting; or (c) by any other manner permitted by law.

        All matters to be submitted to the Shareholders at the Meeting, unless otherwise stated herein, require a favourable majority of the votes cast by the holders of common shares of the Company at the Meeting for approval.

Interest of Certain Persons in Matters to be Acted Upon

        Except as set out herein and except insofar as they may be Shareholders, no director or officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

        The holders of common shares of the Company will be entitled to vote at the Meeting on all matters. Pursuant to Section 100(2) of the OBCA, each Shareholder at the close of business on May 5, 2003 (the "Record Date") is entitled to one (1) vote for each such share held, except to the extent that such shares may have been transferred after the Record Date and the transferee produces properly endorsed share certificates or otherwise establishes that he/she owns the shares and demands, not later than ten (10) days before the Meeting, that the Company's Transfer Agent, CIBC Mellon Trust Company at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6, include his/her name on the list of Shareholders. As at April 30, 2003, 158,308,203 common shares of the Company were issued and outstanding.

        To the knowledge of the directors and senior officers of the Company, at April 30, 2003, the following individual was the only person who beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company carrying more than ten percent of the voting rights attached to all common shares of the Company:

Name of Shareholder	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Common Shares Represented

Eugene N. Melnyk	26,101,816	16.5%

PARTICULARS OF ITEMS TO BE ACTED UPON

1.     Election Of Directors

        The articles of the Company currently provide that the Board of Directors shall consist of a minimum of three (3) and a maximum of twenty (20). The number of directors proposed to be elected at the meeting is seven (7), all of whom are nominated and listed below. Each of the proposed nominees has held the principal occupation referred to in the table below for the preceding 5 years.

        UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE FOLLOWING NOMINEES, ALL OF WHOM ARE NOW DIRECTORS AND HAVE BEEN SINCE THE DATES INDICATED.

        Management does not contemplate that any nominee will be unable to serve as a director, but, if such an event should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless authority to vote the proxy for the election of directors has been withheld. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the by-laws of the Company.

        The following table and notes thereto state the names of all persons proposed to be nominated by management for election as a director, all offices with the Company currently held by them, their principal occupation or employment, the year in which they first became a director of the Company and the approximate number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at April 30, 2003:

NAME, ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; POSITION WITH COMPANY	YEAR FIRST BECAME A DIRECTOR	NUMBER OF COMMON SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED(1)(2)

Eugene N. Melnyk(3) Barbados, WI	Chairman of the Board of Directors of the Company, Chief Executive Officer	1994	26,101,816

Rolf K. Reininghaus Mississauga, Ontario	Senior Vice President, Corporate and Strategic Development, of the Company	1994	768,264

Wilfred G. Bristow(5)(6) Campbellville, Ontario	Vice-President, Nesbitt Burns Inc. (investment banking firm)	1994	25,000

Roger D. Rowan(4) Toronto, Ontario	President and Chief Operating Officer, Watt Carmichael Inc. (investment banking firm)	1997	1,190,403

Paul W. Haddy(4) Barbados, WI	Chairman and Chief Executive Officer, London Life Bank and Trust Company	2000	1,500

Laurence Paul, MD(4)(5)(6) Venice, CA USA	Managing Principal, Laurel Crown Capital, LLC (equity investment firm); Prior to 2001, Managing Director, Credit Suisse First Boston (investment banking firm)	2002	32,000

Sheldon Plener(5)(6) Toronto, Ontario	Senior Partner, Cassels Brock & Blackwell LLP (law firm)	2002	500

Notes:

(1)
Information with respect to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been provided by the respective nominees.

(2)
Those of the above-noted nominees who are currently directors hold options to purchase common shares of the Company as of April 30, 2003 as follows: Eugene N. Melnyk — 1,797,700; Rolf Reininghaus — 451,700; Wilfred Bristow — 40,000; Roger Rowan — 80,000; Paul Haddy — 40,000; Laurence E. Paul — 10,000; Sheldon Plener — 10,000; which common shares are not included in the above table.

(3)
See "Common Shares and Principal Holders Thereof".

(4)
Member of the Audit Committee.

(5)
Member of the Compensation Committee.

(6)
Member of the Nominating and Governance Committee.

2.     Appointment of Auditors

        The persons named in the form of proxy which accompanies this Management Information Circular intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants, as the auditors of the Company, to hold office until its successor is appointed and to authorize the directors of the Company to fix the remuneration of the auditors, unless the Shareholder has specified in the form of proxy that the shares represented by such form of proxy are to be withheld from voting in respect thereof. Ernst & Young LLP, Chartered Accountants, have been the auditors of the Company since July 22, 1999.

        The Audit Committee of the Board of Directors and the directors of the Company recommend that Ernst & Young LLP, Chartered Accountants, be reappointed as the auditors of the Company.

        The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for 2002, and fees billed for other services rendered by Ernst & Young LLP during the year ended 2002.

Audit fees, excluding other audit related service fees	$709,000

Financial Information Systems Design and Implementation	Nil
All other fees
Audit related services(1)	$683,000
Tax related services	220,000
Other non-audit services	3,000

$906,000

Note:

(1)
Audit related services generally include fees for pension and statutory audits and business acquisitions and fees related to the preparation of prospectuses and registration statements.

        The Audit Committee believes that the foregoing expenditures are compatible with maintaining the independence of the Company's principal accountant.

3.     Stock Split

        At the Meeting, the Shareholders of the Company will be asked to pass, with or without variation, a special resolution in the form attached as Schedule "A" (the "Stock Split Resolution") authorizing the Company to file, should the Board of Directors so determine, articles of amendment (the "Articles of Amendment") to provide for the division of the Company's common shares, at the discretion of the Board of Directors, on a two-for-one, three-for-one or a three-for-two basis (the "Stock Split").

Effect of Stock Split

        The Stock Split Resolution, attached as Schedule "A" hereto, if passed by the Shareholder and implemented by the Board of Directors by the filing of Articles of Amendment, will result in each common share of the Company being divided into one and one half, two or three common shares, as determined by the Board of Directors, in its discretion.

Purpose of Stock Split and Board of Directors' Recommendation

        The Board of Directors of the Company wish to provide for flexibility to implement the Stock Split to enhance the marketability of the common shares and make the common shares more accessible to a wider range of investors. Accordingly, the Board of Directors recommends that Shareholders vote in favour of the Stock Split Resolution.

Stock Split Resolution

        The Shareholders of the Company will be asked to pass the Stock Split Resolution set out in Schedule "A". The Stock Split Resolution is a special resolution. As such, the affirmative vote of not less than two-thirds of the votes cast at the Meeting are required in order for it to be considered approved by the Shareholders.

        THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE STOCK SPLIT RESOLUTION.

No Right of Dissent

        Shareholders voting against the Stock Split Resolution are not entitled to exercise any statutory rights of dissent or similar appraisal remedies that would require the Company to repurchase their common shares if the Stock Split Resolution is approved by Shareholders and implemented by the Company.

Implementation of the Stock Split

        The Stock Split Resolution, if approved, will authorize the Board of Directors, in its sole discretion, to implement one of the division ratios, but in no case shall the Stock Split be implemented after the date which is the earlier of 12 months from the passing of the special resolution and the next annual meeting of Shareholders of the Company.

        Notwithstanding that the Stock Split Resolution has been duly passed by the Shareholders of the Company, the Board of Directors may, in its discretion, decide not to implement the Stock Split and therefore not to file the Articles of Amendment. The implementation of the Stock Split may also be subject to the prior approval of The Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), and the making of any other applicable corporate and regulatory filings.

        Upon a decision being made by the Board of Directors to file the Articles of Amendment and implement the Stock Split, a record date for the Stock Split (the "Stock Split Record Date") will be set by the Board of Directors and specified in the Articles of Amendment, and holders of record of common shares as at the close of business on the Stock Split Record Date will be entitled to receive a further certificate representing one half, one or two common shares, as determined in the Certificate of Amendment, for every common share held at the close of business on the Stock Split Record Date. The Board of Directors of the Company may, in its discretion and subject to the rules and policies of the TSX and the NYSE accelerate or delay such Stock Split Record Date to an earlier or later date.

        Issued share certificates should be retained by the holders thereof and should not be sent to the Company or its transfer agent.

4.     Miscellaneous

        The management of the Company knows of no amendments, variations or other matters which are likely to be brought before the Meeting. HOWEVER, IF ANY AMENDMENTS, VARIATIONS, OR OTHER MATTERS OF WHICH THE MANAGEMENT IS NOT NOW AWARE ARE PROPERLY PRESENTED TO THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SAID PROXIES IN ACCORDANCE WITH THEIR JUDGMENT ON SUCH MATTERS.

CORPORATE GOVERNANCE PRACTICES AND EXECUTIVE COMPENSATION

A.    Report on Corporate Governance

  In 2002, the Company instituted a sweeping review of its corporate governance practices. While in the past the Company had complied with all relevant regulatory regimes with respect to corporate governance, in light of certain changes to the regulatory framework, most particularly the implementation of the Sarbanes-Oxley Act in the United States, the Board of Directors believed that it was in the best interests of the Company and its shareholders to reassess and improve existing corporate governance policies.

  The result of this review was the implementation of new policies reflecting best practices with respect to all areas of corporate governance. In addition to the existing Audit Committee, whose mandate was refined, the Company created a Charter for the Board of Directors, a Nominating & Governance Committee, a Compensation Committee and an Executive Committee (composed of a core group of Senior Officers of the Company). Each of these items is more particularly described below. The Company has also provided its commentary to the Toronto Stock Exchange Corporate Governance Committee Guidelines which is attached hereto as Schedule B.

  1.
  Overview of the Company's Corporate Governance Best Practices

    The Company has been and continues to be in full compliance with all applicable U.S. and Canadian laws and regulations with respect to corporate governance (Securities Act (Ontario), the OBCA, the Sarbanes-Oxley Act, the rules of the TSX, the NYSE and the United States Securities and Exchange Commission).

    The Company has created a Manual of Corporate Governance that contains detailed corporate governance provisions for the Board of Directors, the Audit Committee, the Nominating & Governance Committee, the Compensation Committee and the Executive Committee.

    The majority of the Company's Board is "independent" and there are regular meetings of the external Directors only, free of management and insiders, which are held by the newly appointed Independent Board Co-ordinator.

    The Company has adopted a procedure to compel the flow and dissemination of material information "upward" to the Executive Committee who meet on a regular basis to review such information from all the Company's key disciplines. These regular meetings, together with the regular monthly management meetings and quarterly operational meetings, ensure that Senior Management is fully informed of all essential issues and strategies. A key by-product of this information flow is that the Chief Executive Officer and Chief Financial Officer certifications of public filings will be signed meaningfully such that shareholders will be comfortable that the Chairman and the entire Senior Management team will continually be aware of all material information concerning the Company.

  2.
  Charter of the Board of Directors

    In 2002, the Company, through the Board of Directors, created a Charter for the Board. The Company's Board of Directors is responsible pursuant to its Charter and at law for the general supervision of the management of the business and has a duty to act in the best interests of the Company and its shareholders. The Board of Directors carries out its Charter directly and through its committees, consisting of an Audit Committee, Compensation Committee, and Nominating and Governance Committee.

    (i)    Composition of the Board

      The Company believes that a smaller Board is more cohesive and works more effectively than a larger Board. Moreover, the Company believes that a "substantial majority" of Directors should be independent of management, both in fact and appearance, as determined by the Board. Board independence depends not only on directors' individual relationships — personal, employment or business — but also on the Board's overall attitude toward management. To this end, all non-management Directors are independent.

    (ii)   Responsibilities

      Pursuant to the Board of Directors' Charter, the Board of Directors' responsibilities include, without limitation to its general mandate, the following specific responsibilities:

      (a)
      Appointing an "Independent Board Coordinator" who will be responsible for specific functions to ensure the independence of the Board of Directors and to ensure access of the independent Board members to Senior Management. Currently, Sheldon Plener is the Independent Board Coordinator;

      (b)
      The assignment to the various committees of Directors the general responsibility for developing the Company's approach to: (i) corporate governance issues; (ii) financial reporting and internal controls; and (iii) issues relating to compensation of officers and employees;

      (c)
      With the assistance of the Nominating and Corporate Governance Committee:

      (1)
      The continuing evaluation of the performance of the Chief Executive Officer, and management succession;

      (2)
      The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the Committees of the Board of Directors and the contribution of individual Directors;

      (3)
      Ensuring that an appropriate review selection process and new nominees to the Board of Directors is in place;

      (4)
      Ensuring that an appropriate orientation and education program for new recruits to the Board of Directors is in place; and

      (5)
      Approving securities compliance policies, including communications policies of the Company.

      (d)
      With the assistance of the Audit Committee:

      (1)
      Ensuring the integrity of the Company's internal controls and management information systems and ensuring the Company's ethical behavior and compliance with laws and regulations, audit and accounting principles and the Company's own governing documents;

      (2)
      Identification of the principal risks of the Company's business and ensuring that appropriate systems are in place to manage these risks; and

      (3)
      Reviewing and approving of significant operational and financial matters and the provision of direction to management on these matters.

      (e)
      With the assistance of the Compensation Committee and the CEO, the approval of the compensation of the Senior Management team;

      (f)
      The review of a strategic planning process, approval of key strategic plans that take into account business opportunities and business risks and monitoring performance against such plans; and

      (g)
      The review and approval of corporate objectives and goals applicable to the Company's Senior Management.

  3.
  Nominating & Governance Committee

    In 2002, the Board of Directors created a Nominating & Governance Committee. Its mandate is to assist the Board by identifying individuals qualified to become Board members and members of Board committees, to recommend to the Board the director nominees and to recommend to the Board nominees for each committee of the Board. Moreover, the Nominating & Governance Committee leads the Board in its annual review of the Board's performance and monitors the Company's corporate governance structure, develops and recommends to the Board a set of corporate governance guidelines and a Code of Business Conduct and Ethics applicable to the Company, and assists the Board in monitoring the compliance by the Company with its legal and regulatory requirements.

    The Nominating & Governance Committee has three members (Sheldon Plener, Wilfred Bristow and Laurence Paul) who are assisted by two senior executives.

  4.
  Audit Committee

    While the Company has always had an Audit Committee, during the recent review of corporate governance best practices, the mandate and role of the Company's Audit Committee was reassessed. In the Company's opinion, the Audit Committee's central role is to provide assistance to the Board of Directors in fulfilling its financial reporting and control responsibility to the shareholders and the investment community. In this respect, the Audit Committee's primary duties and responsibilities are to:

    (a)
    serve as an independent and objective party to monitor the Company's financial reporting process and internal control systems;

    (b)
    review and appraise the audit activities of the Company's independent auditors and the internal auditing function; and

    (c)
    provide open lines of communication among the independent auditors, financial and Senior Management, and the Board of Directors for financial reporting and control matters.

      (i)    Composition of the Audit Committee

        The Audit Committee has three Directors, Larry Paul, Roger Rowan and Paul Haddy (current chair). Each member of the Audit Committee is independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Audit Committee. According to the Charter of the Audit Committee, all members must have a working familiarity of basic finance and accounting practices, and at least one must have accounting or related financial management expertise (all of the Audit Committee members have financial management expertise).

      (ii)   Other Responsibilities of the Audit Committee

        Responsibilities of the Audit Committee also include:

      (a)
      making recommendations to the Board of Directors regarding the selection, independence, evaluation, fees and, if necessary, the replacement of the independent auditors;

      (b)
      meeting with the auditors and management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used;

      (c)
      reviewing with management and the independent auditors, the Company's financial statements to ensure that:

      (1)
      management has reviewed the audited financial statements with the Audit Committee, including significant judgments affecting the financial statements;

      (2)
      the Audit Committee has received the assurance of both financial management and the independent auditors that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles (GAAP) in all material respects;

      (3)
      the independent auditors and Senior Management review the adequacy and effectiveness of the financial and accounting controls of the Company.

      (d)
      Making inquiries of Senior Management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company;

      (e)
      Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company's management of principal business risks, is complete and fairly presented; and

      (f)
      Review and confirmation of compliance with the Company's policies on internal controls, conflicts of interests, foreign corrupt practice, and other key compliance issues.

  5.
  Executive Committee

    In 2002, the Board of Directors created an Executive Committee of the Company. The Executive Committee is responsible for the provision of advice, counseling and decision-making with respect to key strategic decisions affecting and/or involving the Company and the Company's affairs. The Executive Committee provides guidance to the Board with respect to key issues affecting the Company. The Executive Committee is composed entirely of senior officers of the Company and its members are appointed by the Chairman and Chief Executive Officer of the Company. Currently, the members are Eugene Melnyk, Chairman and CEO, Kenneth Cancellara, Senior Vice President, Chief Legal Officer and Corporate Secretary, Brian Crombie, Senior Vice President, Chief Financial Officer, John Miszuk, Vice President, Controller and Assistant Secretary of the Company and Rolf Reininghaus, Senior Vice President Corporate and Strategic Development.

  6.
  Compensation Committee

    In 2002, the Company created a Compensation Committee. The members of the Compensation Committee are appointed by the Board to discharge the Board's responsibilities with respect to (a) compensation of the Company's Executive Officers; (b) equity-based compensation plans, including, without limitation, stock option and restricted stock plans, in which officers or employees may participate; and (c) arrangements with Executive Officers relating to their employment relationships with the Company, including, without limitation, employment agreements, severance agreements, supplemental pension or savings arrangements, change in control agreements and restrictive covenants. The Compensation Committee generally has overall responsibility for approving and evaluating Executive Officer compensation plans, policies and programs of the Company as well as all equity-based compensation plans and policies.

    (i)    Composition of the Compensation Committee

      The Compensation Committee has three members (Laurence Paul, Wilfred Bristow and Sheldon Plener) who are assisted by two senior executives. Each of the members of the Compensation Committee is independent. The members of the Compensation Committee are appointed by the Board on the recommendation of the Nominating & Governance Committee.

    (ii)   Responsibilities of the Compensation Committee

      (a)
      The Compensation Committee reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives and recommend to the Board the CEO's compensation level based on this evaluation. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee may consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, the awards given to the CEO in past years and other factors that the Committee deems appropriate in connection with its review (see below under the caption "Compensation Philosophy");

      (b)
      The Compensation Committee interprets, implements, administers, reviews and approves all aspects of remuneration of the Company's Executive Officers and other key officers,

        including their participation in incentive-compensation plans and equity-based compensation plans;

      (c)
      The Compensation Committee makes recommendations to the Board with respect to the compensation of non-employee Directors, including their participating in incentive-compensation plans and equity-based compensation plans;

      (d)
      The Compensation Committee develops and recommends to the Company's Shareholders (to the extent Shareholder approval is required by any applicable law or regulation) for their approval all stock ownership, stock option and other equity-based compensation plans of the Company, and all related policies and programs. In addition, the Compensation Committee recommends to the Board and to the Company's Shareholders (to the extent Shareholder approval is required by any applicable law or regulation) for their approval all equity-based compensation plans with respect to non-employee directors, and all related policies and programs; and

      (e)
      The Compensation Committee monitors compliance by the Company and any recipients of stock, stock options or other equity awards under the Company's equity-based compensation plans (such as any policy that requires officers or directors to own Company stock).

B.    Report on Executive Compensation

  1.
  Compensation of Named Executive Officers

    The following table sets forth the compensation information for each of the last three fiscal years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 2002 ("Named Executive Officers"). This information includes the U.S. dollar value of base salaries, annual incentive compensation payments, long-term incentive compensation payments and certain other compensation.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards
							Payments
				Other Annual Compen- sation(1) (U.S.$)		Restricted Shares or Restricted Share Units (U.S.$)
Name and Principal Position	Year	Salary (U.S.$)	Bonus (U.S.$)		Securities Under Options Granted(2) (#)		LTIP Payouts (U.S.$)(3)	All Other Compen- sation(1) (U.S.$)

Eugene N. Melnyk	2002	607,908			501,100		41,310,000
Chairman of the Board and	2001	552,644	—	—	—	—	78,570,000	—
Chief Executive Officer	2000	502,404	125,000	—	901,300	—	26,500,804	—

William S. Poole(6)(7)	2002	413,243	56,538		65,000
President, North American	2001	377,353			45,000	—	—	52,443
Pharmaceuticals	2000	—	—	—	—	—	—	—

Kenneth C. Cancellara(4)	2002	277,398	29,322		115,600		1,499,694
Senior Vice President,	2001	237,122	41,654	—	—	—	1,034,331	—
Chief Legal Officer	2000	200,079	—	—	45,300	—	2,799,684	—
and Corporate Secretary

Brian H. Crombie(4)(5)	2002	236,628	53,882		115,100
Senior Vice President and	2001	208,819	35,495	—	15,000	—	—	—
Chief Financial Officer	2000	130,812	33,345	—	120,000	—	—	—

Rolf K. Reininghaus(4)	2002	189,135	49,830		85,100
Senior Vice President	2001	143,604	91,185	—	—	—	—	—
	2000	152,548	120,317	—	33,300	—	8,245,858	—

Notes:

(1)
Perquisites and other personal benefits for Named Executive Officers did not exceed the lesser of Cdn$50,000 and/or 10% of the officer's annual salary and bonus for 2002. The "other" compensation paid to Mr. Poole related to relocation expenses.

(2)
All share and option amounts have been adjusted to give effect to the 2 for 1 stock split completed in October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993.

(3)
Relates to the value of options exercised pursuant to the Stock Option Plan.

(4)
Other than in respect of Mr. Melnyk, and Mr. Poole these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 2002 — .6339; 2001 — .6278; and 2000 — .6669.

(5)
Mr. Crombie joined the Company on May 1, 2000.

(6)
Mr. Poole joined the Company in January 15, 2001.

(7)
Effective May 6, 2003, Mr. Poole ceased to be President, North American Pharmaceuticals.

2.
Stock Options Granted to Named Executive Officers

    The following tables provide information on those options granted and exercised during 2002 and held at the end of 2002 by the Named Executive Officers.

Options Granted in Last Fiscal Year

Name	Securities Under Option # (1)	% of Total Options Granted to Employees in Period	Exercise Price (U.S.$/Security)	Market Value of Securities Underlying Options on the Date of Grant (U.S.$/Security)	Expiration Date

Eugene N. Melnyk
(2)	300,000	14.5%	42.00	40.80	February 8, 2007
(3)	1,100	—	42.00	40.80	February 8, 2007
(4)	50,000	2.4%	31.00	30.75	June 14, 2007
(5)	150,000	7.3%	31.00	30.75	June 14, 2007

William S. Poole
(2)	30,000	1.5%	42.00	40.80	February 8, 2007
(4)	20,000	1.0%	31.00	30.75	June 14, 2007
(5)	15,000	0.7%	31.00	30.75	June 14, 2007

Kenneth C. Cancellara
(2)	50,000	2.4%	42.00	40.80	February 8, 2007
(3)	600	—	42.00	40.80	February 8, 2007
(4)	50,000	2.4%	31.00	30.75	June 14, 2007
(5)	15,000	0.7%	31.00	30.75	June 14, 2007

Brian H. Crombie
(2)	50,000	2.4%	42.00	40.80	February 8, 2007
(3)	100	—	42.00	40.80	February 8, 2007
(4)	50,000	2.4%	31.00	30.75	June 14, 2007
(5)	15,000	0.7%	31.00	30.75	June 14, 2007

Rolf K. Reininghaus
(2)	50,000	2.4%	42.00	40.80	February 8, 2007
(3)	100	—	42.00	40.80	February 8, 2007
(4)	20,000	1.0%	31.00	30.75	June 14, 2007
(5)	15,000	0.7%	31.00	30.75	June 14, 2007

Notes:

(1)
The options granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of common shares of the Company and are for a term of 5 years.

(2)
The options become exercisable as to a maximum of 25% on March 1st of 2002, 2003, 2004 and 2005 respectively.

(3)
The options become exercisable as of December 31, 2003.

(4)
The options become exercisable as to a maximum of 25% on June 14th of 2002, 2003, 2004 and 2005 respectively.

(5)
The options become exercisable as to a maximum of 25% on March 1st of 2003, 2004, 2005 and 2006 respectively.

AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES

Name	Securities Acquired on Exercise	Aggregate Value Realized (U.S. $)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options Fiscal Year-End Exercisable/ Unexercisable(1)(2) (U.S. $)

Eugene N. Melnyk	1,620,000	41,310,000	1,084,000 / 563,600	4,804,732 / —

William S. Poole	—	—	23,750 / 86,250	— / —

Kenneth C. Cancellara	80,000	1,499,694	169,000 / 113,100	473,892 / —

Brian H. Crombie	—	—	100,000 / 150,100	58,650 / 58,650

Rolf K. Reininghaus	—	—	284,000 / 82,600	2,442,310 / —

Notes:

(1)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the NYSE on December 31, 2002 (U.S.$26.41), less the exercise price of in-the-money options.

(2)
All share and option amounts have been adjusted to give effect to the 2 for 1 stock split completed in October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993.

                Indebtedness of Directors, Executive Officers and Senior Officers

    In March 2001, the Company authorized the making of a loan to an executive officer of the Company; the loan shall not bear interest until the first day of March 2004. Thereafter, the loan will bear interest equal to the Company's rate for borrowing. The loan is due on the earlier of termination of employment or March 31, 2008. The following table contains the particulars of outstanding indebtedness:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
SENIOR OFFICERS OTHER THAN IN RESPECT OF SECURITIES PURCHASES

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during 2002 (U.S. $)	Amount Outstanding as at April 30, 2003 (U.S. $)	Security for Indebtedness

William S. Poole President, North American Pharmaceuticals	Lender	600,000	600,000	Promissory Note

  3.
  Executive Securities Purchase Program

    In September 2001, the Company authorized the making of loans to certain of its executive officers, as named in the table set forth below, in order to finance the acquisition of common shares of the Company on the open market. These loans are full recourse and are secured by the common shares and bear interest at a rate that is equal to the Company's rate for borrowings. Interest is payable quarterly in arrears. Each loan is due on the earliest of: (a) September 30, 2003; (b) 30 days following termination or cessation of the executive officer's employment; or (c) when the executive officer disposes of common shares of the Company with a value equal to or greater than that of the loan.

    The following table sets forth details of indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director of the Company and each associate of any such director, officer or proposed nominee, for the fiscal year ended December 31, 2002 in connection with a purchase of securities of the Company.

TABLE OF INDEBTEDNESS
UNDER EXECUTIVE SECURITIES PURCHASE PROGRAM

Name and Principal Position	Involvement of the Company	Largest Amount Outstanding During 2002 (U.S. $)	Amount Outstanding as at April 30, 2003 (U.S. $)	Financially Assisted Securities Purchased during 2001 (#)	Security for Indebtedness

Eugene N. Melnyk Chairman of the Board and Chief Executive Officer	Lender	2,034,433	2,005,432	44,020	44,020 (Common Shares)

Kenneth C. Cancellara Senior Vice President, General Counsel and Corporate Secretary	Lender	2,034,433	2,005,432	44,020	44,020 (Common Shares)

Brian H. Crombie Senior Vice President and Chief Financial Officer	Lender	2,034,433	2,005,432	44,020	44,020 (Common Shares)

Kenneth G. Howling Vice President, Finance	Lender	2,034,433	2,005,432	44,020	44,020 (Common Shares)

John R. Miszuk Vice President, Controller and Assistant Secretary	Lender	2,034,433	2,005,432	44,020	44,020 (Common Shares)

    The aggregate indebtedness of these Directors, Executive Officers and Senior Officers as at April 30, 2003 is U.S. $10,627,160.

    The indebtedness more particularly described above is "grandfathered" pursuant to the Sarbanes-Oxley Act.

  4.
  Employment Agreements

    In 2002, the Compensation Committee undertook an extensive review of executive compensation. This process is more particularly described below under the caption "Compensation Philosophy". The following is an outline of the key material terms of the employment agreements for the Named Executive Officers.

    Eugene N. Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement, effective February 1, 1992, receives annual compensation for services in the amount of U.S. $641,951, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either the Company or Mr. Melnyk upon prior written notice. Mr. Melnyk is not entitled to any termination payments upon expiry or any other termination of his employment contract.

    William S. Poole, as President, North American Pharmaceuticals, pursuant to an Employment Agreement made as of January 12, 2001 received an annual salary of U.S. $400,000, subject to a cost of living adjustment and reimbursement of business expenses. The Employment Agreement had a term of two years, expiring in January 15, 2003 and was automatically renewable for a 1 year term thereafter. The contract was terminable by the Company upon six months' written notice and was terminable by Mr. Poole upon six months' prior notice. Effective May 6, 2003, the Company advised Mr. Poole that his contract would not be renewed and as such Mr. Poole ceased to be President, North American Pharmaceuticals. Mr. Poole was not entitled to any termination payment upon the expiry or other termination of his employment contract.

    Kenneth C. Cancellara, as Senior Vice President, Chief Legal Officer and Corporate Secretary, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of US $400,000, subject to a cost of living adjustment, reimbursement of business expenses, an automobile allowance plus the right to receive up to 50% of annual salary as a performance based bonus. The

    Employment Agreement has an indefinite term. Mr. Cancellara must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Cancellara's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Mr. Cancellara is entitled to 24 months severance in lieu of notice and any options granted to Mr. Cancellara prior to such change of control vest immediately.

    Brian H. Crombie, as Senior Vice President, Chief Financial Officer, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of US $400,000, subject to a cost of living adjustment, reimbursement of business expenses, an automobile allowance plus the right to receive up to 50% of annual salary as a performance based bonus. The Employment Agreement has an indefinite term. Mr. Crombie must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Crombie's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Mr. Crombie is entitled to 24 months severance in lieu of notice and any options granted to Mr. Crombie prior to such change of control vest immediately.

    Rolf Reinninghaus, as Senior Vice President and Director, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of US $400,000, subject to a cost of living adjustment, reimbursement of business expenses, an automobile allowance plus the right to receive up to 50% of annual salary as a performance based bonus. The Employment Agreement has an indefinite term. Mr. Reinninghaus must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Reinninghaus's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Mr. Reinninghaus is entitled to 24 months severance in lieu of notice and any options granted to Mr. Reinninghaus prior to such change of control vest immediately.

  5.
  Compensation Philosophy and Chief Executive Officer Compensation

    As stated above, the members of the Compensation Committee are appointed by the Board to discharge the Board's responsibilities relating to (1) compensation of the Company's Executive Officers, (2) equity-based compensation plans, including, without limitation, stock option and restricted stock plans, in which officers or employees may participate and (3) arrangements with Executive Officers relating to their employment relationships with the Company, including, without limitation, employment agreements, severance agreements, supplemental pension or savings arrangements, change in control agreements and restrictive covenants. The members of the Compensation Committee carry-out this mandate within the scope of the Company's philosophy with respect to executive compensation.

    (i)    Compensation Philosophy

      Biovail has a unique, entrepreneurial corporate culture driven by the pursuit of excellence that has its roots in the founding of the Company by Mr. Melnyk. In order to ensure that this culture continues and that the Company maintains its position as a class leader within the pharmaceutical industry, the Board of Directors, through the Compensation Committee, views compensation as a mechanism to continue this tradition of entrepreneurial excellence. Critical to this pursuit is the attraction, motivation and retention of individuals with exceptional executive skills and capabilities.

      The Compensation Committee has three complementary goals when designing compensation policies and practices: (a) the alignment of the interests of executive officers with the interests of the Company's shareholders; (b) the linking of executive compensation to the overall performance of the Company; and (c) the attraction, motivation and retention of key executives.

      Accordingly, the Company's executive compensation plan is comprised of three elements: (a) base salary; (b) annual incentives in the form of cash bonuses; and (c) long term incentives. While the Company does not have a target weighting for each component within this mix, it reviews and targets compensation provided to similar executives in similar companies.

      The Compensation Committee recently undertook an extensive review of executive compensation within the pharmaceutical industry generally, within the Company's peer group within the pharmaceutical industry as well as within companies of a similar size (as measured by market capitalization) within both Canada and the United States. Following this review, the Compensation Committee prepared a report for the Board of Directors comparing the compensation of senior executives other comparable companies in closely related industries in the U.S. and Canada recommended to the Board certain compensation benchmarks.

      (a)
      Base Salaries

        The Compensation Committee concluded that base salaries should be at levels substantially similar to the comparator group. On an individual basis, base salaries are established by taking into account individual performance and experience as compared to those individuals in the comparator group. In order to ensure the attraction, motivation and retention of key executives, base salaries are reviewed on an annual basis and are adjusted as the Compensation Committee deems appropriate.

      (b)
      Annual Incentives

        All executives of the Company participate in the Management Incentive Compensation Program (the "MICP"). The MICP comprises two elements: (a) cash bonuses up to a prescribed percentage; and (b) the awarding of stock options. The second element, the granting of stock options will be discussed below under the caption "Long-Term Incentives".

        All Named Executive Officers have the right to receive up to 50% of their base salary in the form of a cash bonus. Like the Long-Term Incentives discussed below, the eligibility of the Named Executive Officers to receive such Annual Incentives will be subject to two elements: (a) the Company's attainment of clearly stated strategic, operational and financial goals for the calendar year as set out in the annual strategic plan as presented and approved by the Board; and (b) the attainment by the Named Executive Officer (or other eligible participant in the MICP) of his or her own personal goals. The Company's strategic plan reflects predetermined corporate objectives combining clearly stated strategic, operational and financial objectives. The personal goals reflect predetermined personal objectives within the foregoing plan. These goals are set annually by the Compensation Committee and the Board.

      (c)
      Long-Term Incentives

        The Company currently has two Long-Term Incentive programs: (a) the stock option component of the MICP; and (b) the Employee Stock Purchase Plan. The Company's objectives with respect to Long-Term Incentives are: (a) to align the interests of Senior Executives and employees with those of the Company's shareholders; (b) to reward individuals for their contribution to the success of the Company; and (c) to attract, motivate and retain key employees.

      (1)
      Stock Option Plan

          Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the Shareholders at a special meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase common shares of the Company. The aggregate number of shares reserved for issuance under the Plan, taking into consideration previously completed stock splits, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day. As at April 30, 2003, the Company has granted an aggregate of 6,825,433 options which are outstanding at exercise prices ranging from $0.81 to $45.00 per share. The options are exercisable on various dates up to October 6, 2010.

          As was stated above with respect to Annual Incentives, a Named Executive Officer (or other eligible participant in the MICP) may be awarded options to purchase common shares of the Company based on the attainment of corporate and personal goals. The Company considers previous grants of options when considering the award of options to Named Executive Officers.

      (2)
      Employee Stock Purchase Plan

          The Company's Employee Stock Purchase Plan ("EPP") was established in 1997 and approved by the shareholders at a special meeting held on January 1, 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP taking into consideration previously completed stock splits shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue shares directly from treasury or purchase shares in the market from time to time to satisfy the obligation under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair value per share of stock on the date on which the eligible period ends.

          As of December 31, 2002, the Company had issued 51,358 shares pursuant to the EPP.

    (ii)   Chief Executive Officer Compensation

      The compensation package of the Chief Executive Officer is recommended by the Compensation Committee and approved by the Board of Directors. The Chief Executive Officer's compensation package consists of Base Salary, Annual Incentives and Long-Term Incentives as described above. As described under the caption "Compensation Philosophy", the Company targets a mid-level of compensation for each component as well as for total compensation with reference to the same comparator group of companies in closely related industries in the U.S. and Canada.

      In establishing the Chief Executive Officer's base salary for a given year, the Compensation Committee takes into account Mr. Melnyk's contribution in terms of leadership in the management of the Company as well as the global scope and size of the Company's operations. The Company also considers the level of corporate performance achieved in the prior year as well as the expected level of performance for the current year in establishing the Chief Executive Officer's base salary for a given year.

      Mr. Melnyk's compensation reflects his special position as the Company's founder and architect of the Company's unique, entrepreneurial culture. Based on the strong performance of the Company over the past several years as indicated by the performance graph set out below, the continued growth of its product portfolio and pipeline as well as the continued success of the Company's marketing operations, the Board of Directors believes that Mr. Melnyk has continued to achieve his goals as Chairman and Chief Executive Officer of the Company and as a result that his compensation is appropriate.

  6.
  Remuneration of Directors

    The Company remunerates Directors who are not officers of Biovail for services to the board, committee participation and special assignments. Remuneration for each Director during 2002 (paid in U.S. Dollars) was as follows:

•	Annual Retainer — Board of Directors	$10,000
•	Annual Retainer — Board Committee	$3,000
•	Meeting Attendance Fee
	• $1,000 for attending in person each Board Meeting and or Committee Meeting
	• $500 for attending each Board Meeting and or Committee Meeting by telephone conference
	• $500 for attending a committee meeting held on the same day as a board meeting

    A meeting fee is paid to each non-management director for meetings that the board of directors or one or more committee of the board of directors is requested or required to attend (such as executive meetings) that are not official meetings of the board of directors.

    Directors are also reimbursed for travel and reasonable expenses incurred in connection with attending board meetings.

    In 2002, the total remuneration and fees paid to Directors was $110,735. All remuneration and fees payable to Mr. Plener were paid directly to Cassells Brocks & Blackwell LLP.

    In 2002 options were granted to directors follows:

Name	Options Granted (#) (1)	Exercise Price (U.S. $/Security)	Market Value of Securities Underlying Options on the Date of Grant (U.S. $/Security)	Expiration Date

Wilfred Bristow	10,000	31.00	27.55	June 26, 2007

Roger Rowan	10,000	31.00	27.55	June 26, 2007

Paul Haddy	10,000	31.00	27.55	June 26, 2007

Laurence Paul	10,000	31.00	27.55	June 26, 2007

Sheldon Plener	10,000	31.00	27.55	June 26, 2007

Notes:

(1)
The options become exerciseable as of June 1, 2003.

7.
Directors' and Officers' Liability Insurance

    The Company maintained insurance during 2002 for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors and officers of the Company or its subsidiaries in the aggregate amount of $50,000,000 for the period January 1, 2002 to March 25, 2002 and $75,000,000 for the period from March 26, 2002 to December 31, 2002. The policy governing such insurance is subject to standard exclusions and limitations. During the 2002 fiscal year the amount of premiums paid in respect of such insurance was $1,255,000.

    It is anticipated that the amount of premium to be paid in respect of such insurance for the 2003 fiscal year will be approximately $3,750,000.

  8.
  Performance Graph

    The following graph compares the yearly percentage change in the cumulative shareholder return on the Company's common shares compared to the cumulative total return of the S&P 500 Composite Stock Index and the S&D/TSX Composite Index for the period which commences on December 31, 1997 and ended on March 31, 2003.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BIOVAIL CORPORATION,
S&P 500 INDEX AND S&P/TSX COMPOSITE

ASSUMES $100 INVESTED ON JAN. 1, 1998
ASSUMES DIVIDEND REINVESTED
PERIOD ENDING MARCH 31, 2003

As at December 31,	12/31/97	12/31/98	12/31/99	12/29/00	12/31/01	12/31/02	03/31/03

Biovail Corporation	100.00	96.80	240.00	397.72	576.00	270.44	408.27

S&P/TSX Composite Index	100.00	98.42	129.63	139.23	121.73	106.59	102.83

S&P 500 Index	100.00	128.58	155.64	141.46	124.65	97.10	94.05

APPROVAL OF BOARD OF DIRECTORS

        The undersigned hereby certifies that the contents of this Management Information Circular and the Notice of Meeting, and the sending of each to the Shareholders, directors and auditors of the Company, have been approved by the Board of Directors of the Company.

Dated at Toronto this 15th day of May, 2003

BY ORDER OF THE BOARD OF DIRECTORS

KENNETH C. CANCELLARA, Q.C.
Senior Vice President, Chief Legal Officer and Corporate Secretary

        Non-registered shareholders who wish to be placed on the Company's supplemental mailing list for interim reports are also requested to complete, sign and return the enclosed request form to The CIBC Mellon Trust Company.

SCHEDULE "A"

Stock Split Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The issued common shares of the Company and the common shares reserved for issuance against options, warrants or other convertible or exchangeable securities outstanding at such time, be divided on the basis of one and one half, two or three common shares for each issued common share (the "Stock Split"), to be implemented as the Board of Directors may determine.

2.
The Board of Directors, in its sole discretion, is authorized to implement one of the division ratios set out in paragraph 1 above, but in no case shall the Stock Split be implemented after the date which is the earlier of 12 months from the passing of this special resolution and the next annual meeting of shareholders of the Company.

3.
Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board of Directors, in its discretion, may choose to not implement the Stock Split.

4.
Any director, officer, or other person duly authorized by the Company, be and is hereby authorized and directed to execute and deliver all such deeds, documents, instruments and assurances and to do all such acts and things as in his or her opinion may be necessary or desirable to give effect to this special resolution, and furthermore, any one director or officer is hereby authorized to file the Articles of Amendment to give effect to this special resolution.

A-1

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

	TSX Corporate Governance Committee Guideline		Comments
1.	The Board of Directors should explicitly assume responsibility for stewardship of the Corporation.		The Board of Directors is elected annually to represent the interests of all shareholders. The mandate of the Board of Directors has been explicitly set out in its Charter which was adopted in 2002. Each item is more particularly described below.
As part of the overall stewardship responsibility, the Board should assume responsibility specifically for:
	(i)	adoption of a strategic planning process	(i)	The adoption of a strategic planning process including the review of long-term corporate objectives and industry positioning. Substantial strategic planning sessions are a regular part of the Board schedule.
	(ii)	identification of principal risks and implementation of risk-managing systems	(ii)	The regular review of the Corporation's overall business risks and ensuring that appropriate systems are in place to address and manage such risks.
	(iii)	succession planning, including appointing, training and monitoring management	(iii)	Succession planning for all senior management positions and skills assessments of individuals identified to fill key roles.
	(iv)	communications policy	(iv)	Review and approval of the contents of all major disclosure documents including the Annual Report, the Annual Information Form, the Management Information Circular and all Prospectuses: and ensuring compliance with the Corporation's continuous disclosure obligations. The Corporation complies with the U.S. Securities and Exchange Commission's Regulation FD and follows fair disclosure practices for the benefit of its shareholders.
	(v)	the integrity of internal control and management information systems	(v)	The integrity of the Corporation's internal business controls and management information systems, which the Board, the Nominating & Governance Committee and the Audit Committee monitor and assess regularly. The Audit Committee meets with the Company's external auditors on a quarterly basis.

2.	Majority of directors should be "unrelated" (free from conflicting interest).	The Board of Directors has considered the relationship of each of its directors to the Corporation and has determined that a majority of the Board of Directors is composed of directors that are unrelated to the Corporation. The Board of Directors is comprised of seven Directors two of which are management and five of which are unrelated.
3.	Disclose for each director whether he or she is related, and how that conclusion was reached.	Messrs. Bristow, Haddy, Plener, Rowan and Paul have no material business relationship with the Corporation, other than their positions as directors, optionees and shareholders, and as a result, the Board of Directors has determined that each of Messrs. Bristow, Rowan, Haddy, Plener and Paul is an unrelated director. The Board of Directors has determined that Mr. Melnyk, as Chief Executive Officer and Mr. Reininghaus are not unrelated directors because they are members of the Corporation's management.
4.	Appoint a Committee composed of non-management directors, a majority of whom are unrelated directors, responsible for the appointment/assessment of directors.	The Board of Directors has created a Nominating & Governance Committee with responsibility for proposing nominees to the Board of Directors or assessing directors' performance of an ongoing basis. The Nominating & Governance Committee has three members all of whom are unrelated.
5.	Implement a process for assessing the effectiveness of the Board, its Committees and individual directors.	The Nominating and Governance Committee annually assess the effectiveness of the Board and the respective Committees of the Board.
6.	Provide orientation and education programs for new directors.	The Nominating and Governance Committee in collaboration with the Board ensure that new directors will be oriented to the business and affairs of the Corporation through discussions with management and other directors and by periodic presentations from senior management on major business, industry and competitive issues.
7.	Examination of the size of the Board and consideration with a view to determine the impact of the number upon effectiveness.	The Nominating and Governance Committee in collaboration with the Board annually review the size of the Board to determine whether or not changes to its existing structure are required.

8.	Review the adequacy and form of compensation of directors in light of risks and responsibilities.	The Compensation Committee is empowered by Board of Directors to annually consider and reevaluate the remuneration paid to directors.
9.	Committees should generally be composed of non-management directors, the majority of whom are unrelated.	The Board of Directors has established a Compensation Committee, and Nominating & Governance Committee and an Audit Committee the members of which are all unrelated directors.
10.	The Board should assume responsibility for or appoint a Committee responsible for approach to corporate governance issues. This committee would, among other things, be responsible for the response to the TSX Guidelines.	The Board of Directors has created a Nominating & Governance Committee with responsibility for reviewing corporate governance issues. This committee is responsible for ensuring compliance with all regulatory regimes.
11.	Develop position descriptions for the Board and for the CEO, involving the definition of limits for management's responsibilities.	All of the directors who joined the Board of Directors following the initial public offering have extensive business experience and directorship responsibilities on the boards of other public and private institutions. The Board of Directors has not developed position descriptions for itself or for the Chief Executive Officer because it believes that such individuals' respective responsibilities are well understood.

The Board of Directors require management to obtain the Board of Directors' approval for all significant decisions, including major financings, acquisitions, dispositions, budgets, capital expenditures and executive appointments. The Board of Directors is aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments through the processes that compel the upward flow of material information.
The Board of Directors retains responsibility for any matter which has not been delegated to senior management or to a committee of directors.
	The Board should develop the corporate objectives which the CEO is responsible for meeting.	The Board of Directors approves specific financial and business strategies which the CEO is responsible for meeting.

12.	Establish appropriate procedures to enable the Board to function independently of management.	The Board of Directors has designated and Independent Board Coordinator who ensures that independent Board members meet on a regular basis and have access to management without the presence of insiders.
An appropriate structure would be to (i) appoint a Chairman of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".

Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board's relationship to management to a committee of the Board.
13.	The Audit Committee should be composed only of outside directors.	The Audit Committee is comprised of only outside directors.
	The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	The Audit Committee has a well-defined mandate which is prescribed by its Charter. The Charter includes the review and approval of quarterly unaudited and annual audited financial statements with management and the Auditors prior to consideration by the Board of Directors; monitoring the integrity of the Corporation's management information systems and internal control procedures; reviewing the adequacy of the Corporation's processes for identifying and managing risk, including the management of risk with respect to environmental and health and safety matters and ensuring compliance with appropriate regulatory guidelines.
	The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	The Audit Committee has direct communication channels with the Auditors to discuss and review specific issues as appropriate.
14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	An individual director is entitled to engage an outside advisor at the expense of the Corporation in appropriate circumstances provided that such director has obtained the approval of the Chairman to do so.

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COMMON SHARES AND PRINCIPAL HOLDERS THEREOF
PARTICULARS OF ITEMS TO BE ACTED UPON
CORPORATE GOVERNANCE PRACTICES AND EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
Options Granted in Last Fiscal Year
AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES
TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN IN RESPECT OF SECURITIES PURCHASES
TABLE OF INDEBTEDNESS UNDER EXECUTIVE SECURITIES PURCHASE PROGRAM
COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG BIOVAIL CORPORATION, S&P 500 INDEX AND S&P/TSX COMPOSITE
ASSUMES $100 INVESTED ON JAN. 1, 1998 ASSUMES DIVIDEND REINVESTED PERIOD ENDING MARCH 31, 2003
APPROVAL OF BOARD OF DIRECTORS
SCHEDULE "A"
SCHEDULE B STATEMENT OF CORPORATE GOVERNANCE PRACTICES